UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   SCHEDULE 13G
                                (RULE 13d - 102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-l(b), (c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 11)*


                           CHESTER VALLEY BANCORP INC.
                 -----------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    166335109
                -----------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
                 -----------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the following box to designate the rule pursuant to which this Schedule is filed:

|X| Rule 13d-l(b)

| | Rule 13d-l(c)

| | Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 7

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CUSIP No. 166335109                13G
          ---------

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Chester Valley Bancorp Inc. Employee Stock Ownership Plan

-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [ ]
                                                        (b) [x]

-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       Pennsylvania, U.S.A.

-----------------------------------------------------------------------------
                     5.  SOLE VOTING POWER

                           0

                    ---------------------------------------------------------
                     6.  SHARED VOTING POWER
  NUMBER OF
   SHARES                  0
BENEFICIALLY
  OWNED BY          ---------------------------------------------------------
    EACH             7.  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                  379,607
    WITH
                    ---------------------------------------------------------
                     8.  SHARED DISPOSITIVE POWER

                           0

-----------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       379,607


-----------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     [ ]

-----------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       8.76%


-----------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

       EP
-----------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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Item I (a).    Name of Issuer:
               ---------------

               The name of the issuer to which this statement relates (the "Issuer") is Chester Valley Bancorp Inc.

Item I (b).    Address of Issuer's Principal Executive Offices:
               ------------------------------------------------

               The address of the Issuer's principal executive office is 100 East Lancaster Avenue, Downingtown, Pennsylvania 19335.

Item 2(a).     Name of Person Filing:
               ----------------------

               The name of the person filing this statement (the "Reporting Person") is Chester Valley Bancorp Inc. Employee Stock Ownership Plan (hereinafter referred to as the "Plan").

Item 2(b).     Address of Principal Business Office or, if None, Residence:
               ------------------------------------------------------------

               The address of the Reporting Person's principal business office is: Chester Valley Bancorp Inc. Employee Stock Ownership Plan, 100 East Lancaster Avenue, Downingtown, Pennsylvania 19335.

Item 2(c).     Citizenship:
               ------------

               The Reporting Person is organized under the laws of the Commonwealth of Pennsylvania.

Item 2(d).     Title of Class of Securities:
               -----------------------------

               This statement relates to the common stock, par value 1.00 per share (the "Common Stock"), of the Issuer.

Item 2(e).     CUSIP Number:
               -------------

               The Issuer's CUSIP No. is 166335109.

Item 3. If this statement is filed pursuant to Rule 13d-l(b), 13d-2(b) or (c), check whether the person filing is:
               ---------------------------------------------------------------

               |X| An employee benefit plan or endowment fund in accordance with
                   Rule 13d-1(b)(1)(ii)(F).

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Item 4.        Ownership.
               ----------

               All of the shares of the Common Stock to which this statement relates are held by the Plan, which is a tax-qualified employee stock ownership plan that is subject to the participation, vesting, fiduciary responsibility, reporting and disclosure and claims procedure requirements of the Employee Retirement Income Security Act of 1974. As of December 31, 2001 the Plan held 379,607 shares or approximately 8.76% of the Issuer's outstanding Common Stock. All assets of the Plan are held in an Employee Stock Ownership Trust (the "Trust"), which is managed by Christiana Bank & Trust Company, as trustee (the "Trustee").

               The Plan is administered by an ESOP Committee composed of four individuals appointed by the Board of Directors of the Issuer. As directed by the ESOP Committee, the Trustee has authority and power to sell, transfer or otherwise dispose of any assets of the Trust, including shares of Common Stock. Accordingly, the Plan, acting by the ESOP Committee, has dispositive power with respect to all of the shares of Common Stock held in the Trust. At December 31, 2001, the number of shares of Common Stock with respect to which the Plan has such dispositive power was 379,607, representing approximately 8.76% of the outstanding shares of Common Stock of the Issuer. However, in the event of a tender or exchange offer for the Issuer's Common Stock, the Trustee is required to respond to the offer in the manner in which each participant under the Plan instructs with respect to all shares of Common Stock allocable or to be allocable to such participant, and if no instructions are given, the Trustee may not tender or exchange the Common Stock.

               All shares of the Common Stock held by the Trust which are allocated to participants' stock accounts are voted by the Trustee in accordance with instructions from the participants. The Trustee shall vote any unallocated shares of Common Stock, and any shares for which instructions by the participant are not timely received, at its sole discretion. As of December 31, 2001, the number of shares of Common Stock allocated to participants' stock accounts was 379,607, representing all of the shares of Common Stock held in the Trust as of such date. Accordingly, the Trustee did not have voting power over any shares of Common Stock in the Trust.

Item 5.        Ownership of Five Percent or Less of a Class.
               ---------------------------------------------

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
               ----------------------------------------------------------------

               Under the Plan, the Trustee is required to establish and maintain for each participant a stock account and an investment account. As of each allocation date (the close of business on the last day of the year), the Trustee credits each participant's stock account with his or her allocable share of Common Stock purchased and paid for by the Trust or released from the Trust's suspense account, which consists of purchased but unallocated Common Stock of the Issuer which has been pledged or hypothecated in any fashion to ensure payment of any loan which arose in connection with the purchase of such stock (such loans being hereinafter called "Loans"). The number of shares released from the suspense account at the end of each year is based on the proportion that the principal paid on the Loans during the year bears to the total principal remaining to be paid on the Loans. Such allocations are made to the account of each participant in the Plan who is eligible (generally, one who is employed on such date and has 1,000 hours of service during the calendar year or who terminates employment due to death, disability or retirement during the year) in the same proportion that each such participant's compensation for such year (as defined in the Plan) bears to the total compensation of all eligible participants for such year. As of each allocation date, the Trustee will also credit each participant's account with his or her share (based on the proportionate size of his or her account balance to the total account balances of the Trust) of the net income (or loss) of the Trust.

               If determined by the ESOP Committee, any cash dividends on the Issuer's Common Stock allocated to the accounts of participants may be paid out currently (or within 90 days after the end of the plan year in which the dividends are paid to the Trust) in cash to such participants on a non-discriminatory basis, or the Issuer may pay such dividends directly to participants. Such distributions (if any) of cash dividends to participants may be limited to dividends on shares of Common Stock which are then vested or made applicable to dividends on all shares allocated to participants' accounts.

               Vested benefits under the Plan are normally to be distributed in a single distribution six months following the end of the calendar year of the participant's separation from service. However, distribution to participants with account balances in excess of $1,000 who terminate employment for reasons other than death, disability or retirement is deferred at least until the later of five years from the date of their termination or complete repayment of the Loans. No distribution of a vested amount in excess of $3,500 can be made prior to the participant's 65th birthday without the written consent of the participant and his or her spouse, if any. Notwithstanding the foregoing, distributions must commence, unless the participant otherwise elects in writing, within 60 days after the close of the year in which the latest of the following occur: (i) the participant attains age 65; (ii) the participant terminates service with the Issuer; or (iii) ten years elapse from the time participation in the Plan began. Distribution must also commence at age 70.5 to a participant who (a) has retired, (b) is a five percent or more direct or indirect owner of the Issuer, or (c) so elects. Distribution of benefits under the Plan is normally made in whole shares of Common Stock of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
               ---------------------------------------------------------------

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.
               ----------------------------------------------------------

               Not applicable.

Item 9.        Notice of Dissolution of Group.
               -------------------------------

               Not applicable.

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Item 10.       Certification.
               --------------

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           CHESTER VALLEY BANCORP INC.
                                           EMPLOYEE STOCK OWNERSHIP PLAN


Dated:  February 7, 2002          By:      /s/ Donna M. Coughey
                                           -------------------------------------
                                           Donna M. Coughey,
                                           ESOP Committee Member

Dated:  February 7, 2002          By:      /s/ James E. McErlane
                                           -------------------------------------
                                           James E. McErlane
                                           ESOP Committee Member

Dated:  February 7, 2002          By:      /s/ Richard L. Radcliff
                                           -------------------------------------
                                           Richard L. Radcliff
                                           ESOP Committee Member

Dated:  February 7, 2002          By:      /s/ William M. Wright
                                           -------------------------------------
                                           William M. Wright
                                           ESOP Committee Member

               Pursuant to Item 10 of Schedule 13G, I, Colin N. Maropis, Secretary of Chester Valley Bancorp Inc., a Pennsylvania corporation, DO HEREBY CERTIFY that the above signatories are duly appointed as members of the ESOP Committee under the Chester Valley Bancorp Inc. Employee Stock Ownership Plan, that they are duly authorized to sign this Amendment No. 11 to Schedule 13G on behalf of that Plan, and that they duly executed said Amendment.

               IN WITNESS WHEREOF, I have hereunto set my hand this 7th day of February, 2002.

                                           /s/ Colin N. Maropis
                                           -------------------------------------
                                           Colin N. Maropis, Secretary

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